SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NeoPhotonics Corporation
(Name of Issuer)

Common Stock, $0.0025 par value per share
(Title of Class of Securities)

64051T100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 23 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64051T100	13G/A	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners IX, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 1,638,322 Shares of Common Stock[1]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 1,638,322 Shares of Common Stock[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,638,322 Shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.73%
12	TYPE OF REPORTING PERSON PN

_______________________________________

1 Represents 1,622,872 shares of Common Stock plus options to acquire 15,450 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON Oak Associates IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 1,638,322 Shares of Common Stock[2]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 1,638,322 Shares of Common Stock[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,638,322 Shares of Common Stock[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.73%
12	TYPE OF REPORTING PERSON OO-LLC

_______________________________________

2 Represents 1,622,872 shares of Common Stock plus options to acquire 15,450 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON Oak IX Affiliates Fund, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 17,454 Shares of Common Stock[3]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 17,454 Shares of Common Stock[3]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454 Shares of Common Stock[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12	TYPE OF REPORTING PERSON PN

_______________________________________

3 Represents 17,291 shares of Common Stock plus options to acquire 163 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON Oak IX Affiliates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 56,772 Shares of Common Stock[4]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 56,772 Shares of Common Stock[4]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,772 Shares of Common Stock[4]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12	TYPE OF REPORTING PERSON OO-LLC

_______________________________________

4 Represents 56,238 shares of Common Stock plus options to acquire 534 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON Oak IX Affiliates Fund - A, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 39,318 Shares of Common Stock[5]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 39,318 Shares of Common Stock[5]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,318 Shares of Common Stock[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON PN

_______________________________________

5 Represents 38,947 shares of Common Stock plus options to acquire 371 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners X, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 3,760,881 Shares of Common Stock[6]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 3,760,881 Shares of Common Stock[6]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760,881 Shares of Common Stock[6]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12	TYPE OF REPORTING PERSON PN

_______________________________________

6 Represents 3,731,759 shares of Common Stock plus options to acquire 29,122 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON Oak Associates X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 3,760,881 Shares of Common Stock[7]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 3,760,881 Shares of Common Stock[7]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760,881 Shares of Common Stock[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12	TYPE OF REPORTING PERSON OO-LLC

_______________________________________

7 Represents 3,731,759 shares of Common Stock plus options to acquire 29,122 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON Oak X Affiliates Fund, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 60,380 Shares of Common Stock[8]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 60,380 Shares of Common Stock[8]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,380 Shares of Common Stock[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14%
12	TYPE OF REPORTING PERSON PN

_______________________________________

8 Represents 59,911 shares of Common Stock plus options to acquire 469 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON Oak X Affiliates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 60,380 Shares of Common Stock[9]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 60,380 Shares of Common Stock[9]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,380 Shares of Common Stock[9]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14%
12	TYPE OF REPORTING PERSON OO-LLC

_______________________________________

9 Represents 59,911 shares of Common Stock plus options to acquire 469 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XI, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 101,682 Shares of Common Stock[10]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 101,682 Shares of Common Stock[10]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,682 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23%
12	TYPE OF REPORTING PERSON PN

_______________________________________

10 Represents 100,555 shares of Common Stock plus options to acquire 1,127 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 12 of 23 Pages

1	NAME OF REPORTING PERSON Oak Associates XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 101,682 Shares of Common Stock[11]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 101,682 Shares of Common Stock[11]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,682 Shares of Common Stock[11]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23%
12	TYPE OF REPORTING PERSON OO-LLC

_______________________________________

11 Represents 100,555 shares of Common Stock plus options to acquire 1,127 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 13 of 23 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 5,618,037 Shares of Common Stock[12]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 5,618,037 Shares of Common Stock[12]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,037 Shares of Common Stock[12]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.77%
12	TYPE OF REPORTING PERSON CO

_______________________________________

12 Represents 5,571,335 shares of Common Stock plus options to acquire 46,703 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 14 of 23 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 5,618,037 Shares of Common Stock[13]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 5,618,037 Shares of Common Stock[13]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,037 Shares of Common Stock[13]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.77%
12	TYPE OF REPORTING PERSON IN

_______________________________________

13 Represents 5,571,335 shares of Common Stock plus options to acquire 46,703 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 15 of 23 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 5,618,037 Shares of Common Stock[14]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 5,618,037 Shares of Common Stock[14]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,037 Shares of Common Stock[14]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.77%
12	TYPE OF REPORTING PERSON IN

_________________________

14 Represents 5,571,335 shares of Common Stock plus options to acquire 46,703 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 16 of 23 Pages

1	NAME OF REPORTING PERSON Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 5,618,037 Shares of Common Stock[15]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 5,618,037 Shares of Common Stock[15]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,037 Shares of Common Stock[15]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.77%
12	TYPE OF REPORTING PERSON IN

_________________________

15 Represents 5,571,335 shares of Common Stock plus options to acquire 46,703 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 17 of 23 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 5,618,037 Shares of Common Stock[16]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 5,618,037 Shares of Common Stock[16]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,037 Shares of Common Stock[16]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.77%
12	TYPE OF REPORTING PERSON IN

_________________________

16 Represents 5,571,335 shares of Common Stock plus options to acquire 46,703 shares of Common Stock.

CUSIP No. 64051T100	13G/A	Page 18 of 23 Pages

Item 1(a).	NAME OF ISSUER
NeoPhotonics Corporation

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
2911 Zanker Road,
San Jose, California 95134

Item 2(a).	NAME OF PERSON FILING
Oak Investment Partners IX, Limited Partnership ("Oak IX")
Oak Associates IX, LLC
Oak IX Affiliates Fund, Limited Partnership ("Oak IX Affiliates")
Oak IX Affiliates, LLC
Oak IX Affiliates Fund – A, Limited Partnership ("Oak IX Affiliates – A")
Oak Investment Partners X, Limited Partnership ("Oak X")
Oak Associates X, LLC
Oak X Affiliates Fund, Limited Partnership ("Oak X Affiliates)
Oak X Affiliates, LLC
Oak Investment Partners XI, Limited Partnership ("Oak XI")
Oak Associates XI, LLC
Oak Management Corporation ("Oak Management")
Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
c/o Oak Management Corporation
901 Main Avenue, Suite 600
Norwalk, CT 06851

Item 2(c).	CITIZENSHIP
Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.0025 per share

Item 2(e).	CUSIP NUMBER
64051T100

CUSIP No. 64051T100	13G/A	Page 19 of 23 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________

Item 4.	OWNERSHIP
The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.
The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 43,945,300 shares of Common Stock outstanding as of October 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 8, 2017, plus certain shares described below that are issuable upon exercise by the Reporting Persons of options to acquire Common Stock.

CUSIP No. 64051T100	13G/A	Page 20 of 23 Pages

Oak Associates IX, LLC is the general partner of Oak IX; and Oak IX Affiliates, LLC is the general partner of both Oak IX Affiliates and Oak IX Affiliates - A. Oak Management is the manager of each of Oak IX, Oak IX Affiliates, and Oak IX Affiliates - A. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of each of Oak Associates IX, LLC, Oak IX Affiliates, LLC and Oak IX Affiliates - A, and, as such, may be deemed to possess shared beneficial ownership of the shares of Common Stock held by such entities.
Oak Associates X, LLC is the general partner of Oak X; and Oak X Affiliates, LLC is the general partner of Oak X Affiliates. Oak Management is the manager of each of Oak X and Oak X Affiliates. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of each of Oak Associates X, LLC and Oak X Affiliates, LLC, and, as such, may be deemed to possess shared beneficial ownership of the shares of common stock held by such entities.
Oak Associates XI, LLC is the general partner of Oak XI. Oak Management is the manager of Oak XI. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of Oak Associates XI, LLC, and, as such, may be deemed to possess shared beneficial ownership of the shares of common stock held by the Oak XI.
Amounts shown as beneficially owned by Oak IX and Oak Associates IX, LLC include 15,450 shares, which may be deemed to be held by Bandel L. Carano on behalf of Oak IX that are issuable upon exercise of options to acquire Common Stock.
Amounts shown as beneficially owned by Oak IX Affiliates and Oak IX Affiliates, LLC include 163 shares, which may be deemed to be held by Bandel L. Carano on behalf of Oak IX Affiliates that are issuable upon exercise of options to acquire Common Stock.
Amounts shown as beneficially owned by Oak IX Affiliates - A and Oak IX Affiliates, LLC include 371 shares, which may be deemed to be held by Bandel L. Carano on behalf of Oak IX Affiliates – A, that are issuable upon exercise of options to acquire Common Stock.
Amounts shown as beneficially owned by Oak X and Oak Associates X, LLC include 29,122 shares, which may be deemed to be held by Bandel L. Carano on behalf of Oak X, that are issuable upon exercise of options to acquire Common Stock.
Amounts shown as beneficially owned by Oak X Affiliates and Oak X Affiliates, LLC include 469 shares, which may be deemed to be held by Bandel L. Carano on behalf of Oak X Affiliates, that are issuable upon exercise of options to acquire Common Stock.
Amounts shown as beneficially owned by Oak XI and Oak Associates XI, LLC include 1,127 shares, which may be deemed to be held by Bandel L. Carano on behalf of Oak XI, that are issuable upon exercise of options to acquire Common Stock.
Amounts shown as beneficially owned by Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont, include an aggregate of 46,703 shares, which may be deemed to be held by Bandel L. Carano on behalf of Oak IX, Oak IX Affiliates, Oak IX Affiliates – A, Oak X, Oak X Affiliates or Oak XI (in each case as described above), that are issuable upon exercise of options to acquire Common Stock.

CUSIP No. 64051T100	13G/A	Page 21 of 23 Pages

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
By signing below, each of the undersigned certifies that, to the best of his/her or its individual knowledge and belief, the securities referred to above were (i) not acquired and held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and (ii) not acquired and held in connection with, or as a participant in, any transaction having that purpose or effect.

CUSIP No. 64051T100	13G/A	Page 22 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

DATE: February 12, 2018

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak IX Affiliates Fund – A, Limited Partnership

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Investment Partners XI, Limited Partnership

Oak Associates XI, LLC

Oak Management Corporation

/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer
Title: General Partner or Managing Member or attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals

CUSIP No. 64051T100	13G/A	Page 23 of 23 Pages

INDEX TO EXHIBITS

EXHIBIT A - Joint Filing Agreement (previously filed)

EXHIBIT B - Power of Attorney (previously filed)